# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silence Therapeutics plc, CIK 0001479615
CUSIP: G8128Y157
Title of class of securities: Ordinary Shares, nominal value GBP 0.05 per share
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom (X0), W14 8TH
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,197,951; sole dispositive power 0; shared dispositive power 7,197,951; aggregate amount beneficially owned 7,197,951 (5.1% of the class)
  Comment: (1) Redmile Group, LLC's beneficial ownership of the Issuer's Ordinary Shares ("Ordinary Shares") is comprised of 2,399,317 American Depositary Shares ("ADSs"), each of which represents three Ordinary Shares, that are owned by certain private investment vehicles managed by Redmile Group, LLC. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (2) Percentage based on 141,198,163 Ordinary Shares, which is the weighted average number of shares in issue during the three months ended September 30, 2024, as reported by the Issuer in its Unaudited Condensed Consolidated Interim Financial Statements, an exhibit to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 14, 2024 (the "Form 6-K").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 7,197,951; sole dispositive power 0; shared dispositive power 7,197,951; aggregate amount beneficially owned 7,197,951 (5.1% of the class)
  Comment: (3) Jeremy C. Green's beneficial ownership of Ordinary Shares is comprised of 2,399,317 ADSs, each of which represents three Ordinary Shares, that are owned by certain private investment vehicles managed by Redmile Group, LLC. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (4) Percentage based on 141,198,163 Ordinary Shares, which is the weighted average number of shares in issue during the three months ended September 30, 2024, as reported by the Issuer in the Form 6-K.

## Item 1. Issuer
Name of issuer: Silence Therapeutics plc
Address of issuer's principal executive offices: 72 Hammersmith Road, London, United Kingdom, W14 8TH

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 7,197,951 (1)
Jeremy C. Green - 7,197,951 (1)
Percent of class:
Redmile Group, LLC - 5.1% (2)
Jeremy C. Green - 5.1% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 7,197,951 (1)
Jeremy C. Green - 7,197,951 (1)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 7,197,951 (1)
Jeremy C. Green - 7,197,951 (1)

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of the Issuer's Ordinary Shares is comprised of 2,399,317 ADSs, each of which represents three Ordinary Shares, that are owned by certain private investment vehicles managed by Redmile Group, LLC. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percentage based on 141,198,163 Ordinary Shares, which is the weighted average number of shares in issue during the three months ended September 30, 2024, as reported by the Issuer in the Form 6-K.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/14/2025)